UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Blake W. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Barry L. Dastin

Allison M. Donovan

Hogan Lovells US LLP

1999 Avenue of the Stars #1400,

Los Angeles, CA 90067

March 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Bruce A. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 19,190,430

	8	Shared Voting Power 6,506,716

	9	Sole Dispositive Power 19,190,430

	10	Shared Dispositive Power 6,506,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,697,146*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Anne E. Gittinger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,403,672

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 15,403,672

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,403,672*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.2%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Blake W. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,978,251

	8	Shared Voting Power 526,081

	9	Sole Dispositive Power 2,978,251

	10	Shared Dispositive Power 526,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,504,332*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Erik B. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,570,316

	8	Shared Voting Power 42,646

	9	Sole Dispositive Power 3,570,316

	10	Shared Dispositive Power 42,646

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,612,962*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person James F. Nordstrom, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 902,705

	8	Shared Voting Power 76,024

	9	Sole Dispositive Power 902,705

	10	Shared Dispositive Power 76,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 978,729*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Peter E. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,140,065

	8	Shared Voting Power 324,421

	9	Sole Dispositive Power 3,140,065

	10	Shared Dispositive Power 324,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,464,486*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,517,320 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% the outstanding shares of Common Stock.  See Item 5.

This Amendment No. 3 to Schedule 13D (“Amendment”)  amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on June 7, 2017, as amended by Amendment No. 1 to Schedule 13D on October 16, 2017 and Amendment No. 2 to Schedule 13D on March 5, 2018 (the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On March 5, 2018, the Special Committee announced that the Group’s indicative acquisition price of $50.00 per share in a Going Private Transaction was inadequate, and that unless the Group could promptly and substantially improve the price, the Special Committee intended to terminate discussions.

Over the past two weeks, in response to the foregoing mandate by the Special Committee, the management members of the Group have diligently worked to provide the representatives of the Special Committee with indications of the improved terms that they would be prepared to recommend to the Group as a whole, in order to move forward with a transaction that would be mutually agreeable and financeable on satisfactory terms.

On March 20, 2018, the Special Committee announced that it has terminated discussions with the Group because it could not reach agreement with the Group on an acceptable price for the Company.  The Group continues to believe that a Going Private Transaction led by the Group would be an attractive outcome for the Issuer and its shareholders, employees, customers and vendors in the current challenging retail environment.

The Group reserves the right to not submit any proposal or to modify the terms of any indication of interest for a Going Private Transaction, in the latter case consistent with its obligations under the Letter Agreement with the Issuer. Members of the Group continue to have no interest in any alternative sale, merger or similar transaction involving the Issuer.

Item 5.         Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated with the following:

(a)                                 As of March 20, 2018, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 52,517,320 shares of Common Stock of the Issuer, representing approximately 31.3% of the outstanding shares of Common Stock of the Issuer.(1)

Item 5(b) is hereby amended to amend the previously reported information as to Blake W. Nordstrom as follows:

Blake W. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 2,978,251 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 526,081 shares of Common Stock;

(1)                                 Based on 167,790,511 shares of Common Stock issued and outstanding as of March 12, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information, filed with the U.S. Securities and Exchange Commission on March 19, 2018.

(iii)                               sole power to dispose or direct the disposition of 2,978,251 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 526,081 shares of Common Stock.

Blake W. Nordstrom reports beneficial ownership of 3,504,332 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Erik B. Nordstrom as follows:

Erik B. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,570,316 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 42,646 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,570,316 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 42,646 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 3,612,962 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to James F. Nordstrom, Jr. as follows:

James F. Nordstrom, Jr. has:

(i)                                     sole power to vote or direct the vote of 902,705 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 76,024 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 902,705 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 76,024 shares of Common Stock.

James F. Nordstrom reports beneficial ownership of 978,729 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Peter E. Nordstrom as follows:

Peter E. Nordstrom has:

(i)                                     sole power to vote or direct the vote of 3,140,065 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of 324,421 shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 3,140,065 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of 324,421 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 3,464,486 shares of Common Stock, representing 2.1% of the outstanding shares of Common Stock.

Item 5(c) is hereby amended to amend the previously reported information as follows:

(c)                                  The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows:

On February 9, 2018, Blake W. Nordstrom acquired 55,522 shares of Common Stock by the exercise of certain options at an exercise price of $35.51 per share pursuant to a 10b5-1 Trading Plan entered into on August 29, 2016.  On February 24, 2018, Blake W. Nordstrom disposed of 577 shares of Common Stock at a price of $53.56 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.  On March 3, 2018, Blake W. Nordstrom disposed of 705 shares of Common Stock at a price of $53.04 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.  On March 6, 2018, Blake W. Nordstrom acquired 54,233 Restricted Stock Awards vesting in four annual installments commencing on March 10, 2019.  Finally, on March 10, 2018, Blake W. Nordstrom disposed of 3,725 shares of Common Stock at a price of $49.99 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.

On February 9, 2018, Erik B. Nordstrom acquired 51,556 shares of Common Stock by the exercise of certain options at an exercise price of $35.51 per share pursuant to a 10b5-1 Trading Plan entered into on August 29, 2016.   On February 24, 2018, Erik B. Nordstrom disposed of 613 shares of Common Stock at a price of $53.56 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.  On March 3, 2018, Erik B. Nordstrom disposed of 780 shares of Common Stock at a price of $53.04 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.  On March 6, 2018, Erik B. Nordstrom acquired 54,233 Restricted Stock Awards vesting in four annual installments commencing on March 10, 2019.  Finally, on March 10, 2018, Erik B. Nordstrom disposed of 4,122 shares of Common Stock at a price of $49.99 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.

On February 21, 2018, Peter E. Nordstrom acquired 51,556 shares of Common Stock by the exercise of certain options at an exercise price of $35.51 per share pursuant to a 10b5-1 Trading Plan entered into on August 29, 2016.  On March 6, 2018, Peter E. Nordstrom acquired 54,233 Restricted Stock Awards vesting in four annual installments commencing on March 10, 2019.  Finally, on March 10, 2018, Peter E. Nordstrom disposed of 3,725 shares of Common Stock at a price of $49.99 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.

On February 24, 2018, James F. Nordstrom, Jr. disposed of 326 shares of Common Stock at a price of $53.56 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities. On March 3, 2018, James F. Nordstrom, Jr. disposed of 332 shares of Common Stock at a price of $53.04 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.   March 6, 2018, James F. Nordstrom, Jr. acquired 19,317 Restricted Stock Awards vesting in four annual installments commencing on March 10, 2019.  Finally, on March 10, 2018, James F. Nordstrom, Jr. disposed of 1,659 shares of Common Stock at a price of $49.99 per share in connection with the payment of the exercise price or tax liability by delivering or withholding securities.

On March 14, 2018, shares previously reported as held indirectly by Bruce A. Nordstrom in the Bruce A. Nordstrom the 2015 2-Year Grantor Retained Annuity Trust were distributed to Bruce A. Nordstrom individually pursuant to the terms of the trust agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018

*
Bruce A. Nordstrom

*
Anne E. Gittinger

/s/ Blake W. Nordstrom
Blake W. Nordstrom

*
Erik B. Nordstrom

*
James F. Nordstrom, Jr.

*
Peter E. Nordstrom

* By:	/s/ Blake W. Nordstrom
Blake W. Nordstrom as Attorney-In-Fact *